26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Steve Lin To Call Writer Directly +86 1057379315 steve.lin@kirkland.com

November 28, 2023

CONFIDENTIAL

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Alyssa Wall

Taylor Beech

Re:	MoneyHero Limited (CIK 0001974044)

Responses to the Staff’s Comments on the Registration Statement on Form F-1 Filed on October 27, 2023

Dear Ladies and Gentlemen:

On behalf of our client, MoneyHero Limited (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter, dated November 20, 2023, regarding the Company’s registration statement on Form F-1 filed on October 27, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the Registration Statement via EDGAR (the “Revised Registration Statement”). For ease of your review, we have set forth below each of the numbered comments and the Company’s proposed responses thereto. Certain terms are used herein as defined in the Revised Registration Statement.

Registration Statement on Form F-1

Cover Page

1.

Disclose the exercise prices of the warrants compared to the market price of the underlying securities. Given the warrants appear to be out the money, disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the risk factors section, and in each place disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

PARTNERS: Pierre-Luc Arsenault3 | Joseph R. Casey9 | Manas Chandrashekar5 | Lai Yi Chau | Michelle Cheh6 | Yik Chin Choi | Jerry C.M. Choi | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Jesse D. Sheley# | Yusang Shen | Wai Ming Wong11 | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Liang Zhu3

REGISTERED FOREIGN LAWYERS: Gautam Agarwal5 | John Curran5 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Min Lu3 | Brandon M. Ovington5 | Joshua J. Payne5 | Bo Peng8 | Shinong Wang3 | Anthony Wijaya10 | Jodi K. Wu9 | Yiting Wu12 | David Zhang3 | Xiang Zhou3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); 10 Singapore; 11 New Zealand; 12 State of Washington (U.S.A); # non-resident

Austin  Bay Area  Beijing  Boston  Brussels  Chicago  Dallas  Houston   London  Los Angeles  Miami  Munich  New York  Paris  Salt Lake City  Shanghai  Washington, D.C.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

November 28, 2023

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 20, 72 and 153 of the Revised Registration Statement.

2.	Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the PubCo Class A Ordinary Shares.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 3 and 60 of the Revised Registration Statement.

3.

In the third paragraph on your prospectus cover, revise to highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 2, 3, 4, 60 and 61 of the Revised Registration Statement to (i) highlight the differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants and (ii) quantify the potential profit the selling securityholders could earn based on the current trading price. The Company respectfully advises the Staff that the prices that the selling securityholders acquired their shares and warrants have been disclosed in the preceding paragraph.

Prospectus Summary

Overview, page 1

4.

Please expand your discussion in this section to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that beneficial owners of over 80% of your outstanding shares will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3 and 4 of the Revised Registration Statement.

Risk Factors

The securities being offered in this prospectus represent a substantial percentage of PubCo’s outstanding shares..., page 57

5.

We note your risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A Ordinary Shares. To illustrate this risk, please expand your risk factor to disclose the percentage that the shares being registered for resale currently represent of the total number of shares outstanding.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 2 and 59 of the Revised Registration Statement.

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Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

November 28, 2023

We would welcome the opportunity to discuss the responses with you. If you have any questions or comments, please contact Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Steve Lin
Steve Lin

cc:	Prashant Aggarwal, Chief Executive Officer and Director, MoneyHero Limited

Shaun Kraft, Chief Financial Officer and Chief Operating Officer, MoneyHero Limited

Kenneth Chan, Director, MoneyHero Limited

Derek Fong, Director, MoneyHero Limited

Joey Chau, Partner, Kirkland & Ellis

Jesse Sheley, Partner, Kirkland & Ellis

Joseph Raymond Casey, Partner, Kirkland & Ellis